LINDSEY MORDEN GROUP INC.

News Release: April 29, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three months ended March 31, 2004 (unaudited)

(in $000s except per share data)	2004	2003
Revenue	**103,590**	103,988
Operating costs	**98,852**	99,397
Operating earnings from continuing operations	**4,738**	4,591
Interest	**4,259**	3,157
Provision for income taxes	**1,994**	1,755
Net loss from continuing operations	**(1,515)**	(321)
Net loss from discontinued operations, net of tax	**(3,843)**	(1,670)
Net loss on disposal, net of tax	**(15,731)**	-
Net loss	**(21,089)**	(1,991)
Net loss per share from continuing operations	**$(0.11)**	$(0.02)
Net loss per share	**$(1.53)**	$(0.14)
Free cash flow (as described below)	**(16,615)**	(3,858)
Free cash flow per share	**$(1.20)**	$(0.28)

Revenue from continuing operations for first quarter 2004 was $103.6 million, a decrease of $0.4 million from first quarter 2003. The United Kingdom and International operations reported significant increases in revenue in the period, which were primarily offset by a decline in revenue reported by the United States operations.

Operating earnings from continuing operations for first quarter 2004 were $4.7 million as compared to $4.6 million for first quarter 2003. The United Kingdom and International operations reported increased operating earnings while other operations reported declines.

After interest and income taxes, the Company's net loss from continuing operations for the quarter was $1.5 million ($0.11 loss per share) compared to a loss of $0.3 million ($0.02 loss per share) in first quarter 2003.

On March 15, 2004, the Company announced that Cunningham Lindsey U.S., Inc. had completed the sale of its third party claims administration business, conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"), a Platinum Equity company. Broadspire is servicing the existing claims obligations of RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million). Broadspire also acquired $5.3 million (U.S.$4.0 million) in net non-cash working capital.

The results of RSKCo and CMI have been accounted for as a discontinued operation. Net loss from discontinued operations in first quarter 2004 was $3.8 million. Net loss on disposal incurred in first quarter 2004 was $15.7 million. This is comprised of a $4.8 million (U.S.$3.6 million) net loss on disposition of net assets, which includes the net working capital acquired by Broadspire, and a $10.9 million (U.S.$8.3 million) provision for expected future errors and omissions costs and insurance premiums and for net excess office space lease payments. Net loss for the period was $21.1 million ($1.53 loss per share) compared to $2.0 million ($0.14 loss per share) for first quarter 2003.

Free cash flow for the quarter (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches) was negative $16.6 million ($1.20 per share) compared to negative $3.9 million ($0.28 per share) for first quarter 2003. Free cash flow is not a generally accepted accounting principles measure of cash flow.

The weighted average number of shares outstanding for first quarter 2004 was 13.8 million (13.7 million for first quarter 2003). At April 28, 2004, the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com